FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 10, 2007 declaring quarterly dividend of $0.24 per common share

EXHIBIT 1

Euroseas Ltd. Declares Quarterly Dividend of $0.24 Per Common Share

Maroussi, Greece – May 09, 2007 - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and a provider of seaborne transportation for drybulk and containerized cargoes, announced today that it has declared a dividend of $0.24 per common share for the first quarter of 2007.  The dividend is payable on June 15, 2007 to all shareholders of record as of June 1, 2007.  This dividend marks an increase of 9.1% from the prior quarter's dividend of $0.22 per share.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are happy to be in a position to pay a dividend of $0.24 per share which is $0.02 per share or 9.1% above our target minimum dividend.  This is the highest quarterly dividend we have paid since our private placement in August 2005 and continues our trend of declaring and paying stable and increasing common stock dividends which we have established over the last six quarters.  This increased dividend does not compromise our growth strategy as it still represents only a portion of our earnings per share and cash flow. Further, it underlines our ability to accretively deploy the funds we raised in our private and public offerings over the last two years.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. As of January 31, 2007, Euroseas trades on the NASDAQ Global Market under the ticker ESEA (previously it traded on the Over The Counter Bulletin Board under the ticker symbol EUSEF.OB).

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 10 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 2 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 212,443 dwt, its 5 container ships have a cargo capacity of 7,487 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  May 10 2007

 By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President